Troutman Pepper Hamilton Sanders LLP
600 Peachtree Street NE, Suite 3000
Atlanta, GA 30308-2216

troutman.com

November 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Linda Cvrkel

Re:

Repay Holdings Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 1, 2021

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Filed May 10, 2021

Response dated October 4, 2021

File No. 001-38531

Ladies and Gentlemen:

On behalf of Repay Holdings Corporation (the “Company” or “Repay”), we are submitting our response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Division”) by letter dated October 21, 2021, with respect to the Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 1, 2021 (the “Form 10-K”) and the Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on May 10, 2021 (the “Amendment No. 2”), File No. 001-38531.

For your convenience, our responses are prefaced by the exact text of the Staff’s comments in bold, italicized text.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 31

1. We note your response to comment 1. We continue to believe the one-time upfront cash payments to buy out future monthly commission operating expenses to be paid over the course of a merchant contract represent normal, recurring, cash operating expenses necessary to operate your business. Please revise your filing to remove this non-GAAP adjustment. We refer you to Question 100.01 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

U.S. Securities and Exchange Commission November 12, 2021 Page 2

The Company continues to believe that the adjustment for commission restructuring charges is an appropriate Non-GAAP adjustment, taking into account the guidance in Regulation S-K Item 10(e) and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. Question 100.01 notes that “…presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” These buyout payments are not normal operating expenses, nor are they necessary to operate the Company’s business. Further, the Company believes that making the adjustment for commission restructuring charges is not misleading, and that the inclusion of the adjustment to calculate the Adjusted EBITDA is necessary to provide a meaningful presentation of its core financial performance.

While the Company acknowledges that sales commissions (or other compensation of sales representatives) are normal operating expenses that are necessary to operate the business, the Company does not believe that buyouts of those commissions are similar in nature to the payment of commissions in the ordinary course.

The Company’s current standard commission arrangements compensate its sales representatives based on a certain percentage of the gross profits (net revenue minus other costs of services) generated by customer contracts for a limited term of approximately 24 to 26 months (subject to continued employment). However, certain sales representatives with a long or other unique history with the Company are under different arrangements, which pay commissions over significantly longer periods (and, in some cases, in perpetuity), as long as the customer relationship continues, and the representative remains employed. These legacy commission terms are no longer offered to the Company’s new sales representatives. The buyouts that the Company has conducted are predominantly related to these legacy commission arrangements – specifically, in excess of 95% of the Company’s total commission buyout payments to employees from 2018 to 2020 were related to such legacy commission arrangements.

If the payment processing volume grows under a contract over time, the perpetual commission payments create a significant demand for the Company’s cashflows. In some cases, the commission payments are substantial enough that the Company considers buying the sales representative out of the commission rights. The Company approaches each commission buyout as a capital allocation and investment decision, rather than a prepayment of or change in the timing of future commission expenses. The information in Exhibit 1 attached hereto represents a portion of the Company’s financial analysis in a previously-reported buyout. As illustrated in Exhibit 1, the Company evaluates buyout opportunities as it would other potential capital deployment opportunities such as stock repurchases, repayment of debt, and acquisitions of businesses, i.e., by discounting projected future cash outflows (based on various assumptions) using the Company’s weighted average cost of capital (WACC), and comparing the resulting present value to the buyout amount in order to decide the rate of return and savings achieved.

U.S. Securities and Exchange Commission November 12, 2021 Page 3

While a commission buyout does reduce the Company’s ongoing obligation to pay sales commissions on the applicable customer contracts, commission restructuring activities themselves are non-routine for the Company. The Company has conducted commissions buyouts with only 4 employees1 over the past 3 1⁄2 years, with significant payments (involving individual amounts up to $3.5 million) in each occurrence. Certain buyouts have received the review and approval of the Company’s Board of Directors (or an appropriate committee) depending on the size and nature of the transaction. Each buyout is considered individually by the Company and occurred as a distinct event. As described above, these commission buyouts relate predominantly to legacy commission arrangements that are no longer offered by the Company to new sales representatives.

In light of the foregoing, the Company views the commission restructuring charges as analogous to restructuring expenses, which the Staff has regularly permitted as non-GAAP adjustments. These buyouts are not part of the operating budget for the Company, and the Company’s management does not include or consider commission buyouts in its strategic, financial or operational planning. These buyout offers are only made opportunistically and outside the normal course of business. The buyouts are undertaken as part of the Company’s capital allocation strategy, when the Company determines that such an investment in the commission rights is in the best interests of the Company. The Company’s business operations do not rely on the commission restructuring activities, which are non-routine and unpredictable in terms of timing and returns.

In addition, the Company believes that presenting a measure of earnings without charges for commission buyouts is informative, and not misleading. The fact that the Company views the resulting Adjusted EBITDA as a meaningful measure is demonstrated by the fact that Adjusted EBITDA is used by the Company to evaluate its management performance and decide their incentive compensation, and is aligned with financial performance metrics used by the Company’s lenders to determine its cost of funding.

Adjusted EBITDA, as currently presented, is used by management in the review and measurement of the Company’s business. To align investors’ view of the Company’s performance with management incentives, Adjusted EBITDA is also the primary financial performance measure/input used in the Company’s annual cash incentive program, which is an important part of the Company’s executive compensation program. As shown in Exhibit 2a attached to this letter, the Company disclosed the usage of Adjusted EBITDA as a core performance measure used in key executive compensation in its compensation discussion and analysis (CD&A) included in its 2020 10-K. This measure and its achievement for purposes of the annual cash incentive program is formulaic, and no discretion was exercised by the Company’s Compensation Committee in approving the awards under the program. The Company’s Compensation Committee approved the 2021 annual incentive plan design, which defined Adjusted EBITDA as being inclusive of the adjustment for commission restructuring charges. Attached as Exhibit 2b is the relevant portion of the plan design description that was reviewed and approved by the Company’s Compensation Committee.

[1]	As a reference point, the Company employed approximately 50 commissioned sales representatives as of December 31, 2020.

U.S. Securities and Exchange Commission November 12, 2021 Page 4

The Company further notes that this adjustment for commission restructurings is consistent with how the Company presents its core financial performance to its lenders. The Company’s lenders allow and accept the adjustment for commission restructuring charges when the Company presents its normalized “EBITDA” calculation under its debt covenants. Such EBITDA calculation (as adjusted for permitted add-backs, including commission restructuring charges) effectively represents the denominator in the Company’s “Total Net Leverage Ratio,” which is used by the Company’s lenders to determine interest rates for the Company’s borrowings. See the relevant pricing grid used by the Company’s lenders in Exhibit 3 attached to this letter. This further demonstrates that the Company has consistently used the adjustment for commission restructuring charges to present its core performance results, which has been accepted by both public equity investors and lenders.

The Company has presented Adjusted EBITDA and its components, including the adjustment for commission restructuring charges, consistently since it became a publicly traded company in 2019. As a core performance measure, Adjusted EBITDA and the related adjustments are well understood and accepted by the investor community. The Company has been fully transparent with its disclosure and discussion of the commission restructuring charges. For example, the Company discussed the impact of the commission restructuring charges in its earnings call/webcast with the financial community related to its Q3 2020 results, an excerpt of which is included on Exhibit 4 attached to this letter.

Given the use and understanding of the Adjusted EBITDA measure, including the adjustment for commission restructuring charges, by management, public equity investors and lenders, together with the Company’s previous disclosures around the measurement, the Company does not believe this measure, as presented, is misleading. Consistent with this, as discussed in our previous response letter to the Staff, the Company has decided to revise and expand the description of the nature of the commission restructuring charges in future filings. The following footnote to this adjustment was included in the Company’s Form 10-Q filed for the third quarter of 2021 and will be included in any applicable future filings: “Represents fully discretionary charges incurred to restructure certain sales representatives’ commission arrangements, by making a one-time payment to the representative to buy out the right to receive future monthly commission payments associated with a portfolio of customer contracts. The commission restructuring transactions are subject to negotiation and therefore do not follow a fixed structure, timetable, or standard terms. Neither the Company nor the representatives are obligated to offer or accept such restructuring of commission arrangements.”

2. We note your response to comment 2. Please revise your reconciliation of adjusted net income to reflect the impact of income taxes as a separate adjustment for the Successor Period from July 11, 2019 through December 31, 2019 and to explain how the tax impact is calculated. We refer you to Question 102.11 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and will revise in applicable future filings its reconciliation of adjusted net income to reflect the income taxes as a separate adjustment for the Successor Period from July 11, 2019 through December 31, 2019 and to explain how the tax impact is calculated.

U.S. Securities and Exchange Commission November 12, 2021 Page 5

3. We note your response to comment 3. Please revise your footnotes to disclose your computation of the number of Class A common shares outstanding on an as-converted basis for all periods presented.

The Company acknowledges the Staff’s comment. This information was included in the relevant footnotes in the Company’s Form 10-Q filed for the third quarter of 2021 and will be included in applicable future filings.

We thank the Staff in advance for its consideration of the foregoing. The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 885-3139. Thank you.

Respectfully Submitted,

/s/ David W. Ghegan
David W. Ghegan

cc:	Tyler B. Dempsey, General Counsel

Repay Holdings Corporation

Timothy Murphy, Chief Financial Officer

Repay Holdings Corporation

Scott Taub

Financial Reporting Advisors, LLC

Exhibit 1

REPAY Commission Buyouts - Sample DCF Analysis
	Sep-20		Sep-21	Sep-22	Sep-23	Sep-24
Annual Cash Inflows	$499		$574	$660	$759	$873
PV of Free Cash Flows	$499		$521	$544	$567	$592

Terminal Growth Rate	3.00%
WACC	##.##	%
Terminal Year FCF	$873
Implied Terminal Value	$12,539

PV of Terminal Value	$8,513
Total PV of FCF	$2,723

Total Buyout Value per DCF	$11,236
Proposed Buyout Amount	$2,694
Variance	$8,542		<<<positive if favorable buyout amount; negative if unfavorable per DCF valuation methodology

Commissions Amount	$499
Multiple Paid	##x
Proposed Buyout Amount	$2,694

Exhibit 2a

Annual Performance-Based Cash Incentives

For 2020, our NEOs were entitled under their employment agreements to participate in the AIP with the following targets, expressed as a percentage of base salary: Mr. Morris, 50%; Mr. Alias, 50%; Mr. Murphy, 75%; Mr. Dempsey, 50%; and Mr. Jackson, 50%. Mr. Jackson’s AIP target was increased from 25% to 50% for 2020 to more closely align with peer market data and as determined appropriate given Mr. Jackson’s significant duties and responsibilities. The AIP targets for the other NEOs remained consistent with the target levels for those individuals in 2019.

The Compensation Committee establishes AIP targets during the first quarter of the fiscal year. Individual performance results are also factored into the AIP opportunity. For fiscal year 2020, the Compensation Committee established the performance goals under AIP as (i) a financial goal of Adjusted EBITDA (weighted at 75%) and (ii) an individual goal (weighted at 25%) to provide for appropriate annual incentives to management. For 2020, the Compensation Committee established an Adjusted EBITDA target of $70.0 million, with a threshold of $66.0 million (94% of the target) and a maximum of $75.2 million (107% of the target). If actual Adjusted EBITDA performance does not meet the threshold, no award will be earned for the financial goal. If the actual Adjusted EBITDA performance reaches the threshold, the award earned for the financial goal will be 50% of the target. The award earned for results between the threshold and the target and between the target and the maximum of 200% of the target is calculated using straightline interpolation. The maximum incentive award for any NEO is 200% of his target bonus. The 2020 Adjusted EBITDA performance goals were established in early March 2020 prior to any meaningful understanding of the impact of the COVID-19 pandemic and the related mitigation measures on the Company’s results of operations.

Exhibit 2b

Q4 2020 Compensation Committee Meeting - 2021 Annual & Long-term Incentive Plans

2021 Annual Incentive Plan Design (AIP)

•	Financial performance measured by adjusted EBITDA

•

Definition: represents net income prior to interest expense, tax expense, depreciation and amortization, as adjusted to add back certain non-cash and non-recurring charges, such as loss on extinguishment of debt, non-cash change in fair value of contingent consideration, share-based compensation charges, transaction expenses, management fees, legacy commission related charges, employee recruiting costs, loss on disposition of property and equipment, other taxes, strategic initiative related costs, restructuring costs and other non-recurring charges

Exhibit 3

Pricing Grid

Level	Total Net Leverage Ratio	Eurodollar Loans	Base Rate Loans	Commitment Fee
I	≥4.75:1.00	3.00%	2.00%	0.50%
II	≥4.25:1.00 but <4.75:1.00	2.75%	1.75%	0.50%
III	≥3.75:1.00 but <4.25:1.00	2.50%	1.50%	0.375%
IV	≥3.25:1.00 but < 3.75:1.00	2.25%	1.25%	0.375%
V	≥2.75:1.00 but <3.25:1.00	2.00%	1.00%	0.250%
VI	<2.75:1.00	1.75%	0.75%	0.250%

Exhibit 4

Excerpt from Repay Earnings Call for Q3 2020:

“SG&A was $28.6 million compared to $55.1 million in the third quarter of 2019. As a reminder, in the third quarter of 2019 we incurred transaction costs related to the business combination with Thunder Bridge. Excluding the impact of those items, expenses were up year-over-year primarily due to commission restructurings completed during the quarter, increased hiring, share based compensation, and added operating costs from our acquisitions. During the quarter, we modified sales commission plans for certain direct sales reps by making an upfront payment in exchange for the release of future commission rights associated with designated customer accounts. Given our balance sheet strength and the low multiples paid for these ongoing cash flow streams, we felt it was a very good use of capital. We may consider additional commission or partner residual restructurings in the future as we look to deploy capital in a productive and efficient manner”.